UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                ADVANCED SWITCHING COMMUNICATIONS, INC.

                             (Name of Issuer)

               Common Stock (par value $.0025 per share)
                      (Title of Class of Securities)

                               00757V 10 6
                              (CUSIP Number)


                             October 10, 2000
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [X] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00757V 10 6        Schedule 13G             Page 2 of 5 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Asghar D. Mostafa
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER:             10,626,785*
6   SHARED VOTING POWER            0
7   SOLE DISPOSITIVE POWER         10,626,835*
8   SHARED DISPOSITIVE POWER       0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     10,621,835*

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     25.4%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

_______________________________
*Includes 8,000,000 shares owned by Mostafa Investments Limited Partnership, an investment partnership controlled by Asghar D. Mostafa, and 2,621,835 shares owned by Mostafa Venture Fund, LLC, an investment limited liability company controlled by Asghar D. Mostafa. Excludes 108,943 shares owned by Mr. Mostafa's brother, Iraj Mostafa, an employee of ASC.

                                              Page 3 of 5 Pages


Item 1.
          (a)  Name of Issuer
               Advanced Switching Communications, Inc.

          (b)  Address of Issuer's Principal Executive Offices
               8330 Boone Boulevard, Eighth Floor
               Vienna, Virginia 22182
Item 2.
          (a)  Name of Person Filing
               Asghar D. Mostafa

          (b)  Address of Principal Business Office or, if none,
               Residence
               956 Bellview Road
               McLean, Virginia 22102

          (c)  Citizenship
               United States

          (d)  Title of Class of Securities
               Common Stock, par value $.0025 per share

          (e)  CUSIP Number
               00757V 10 6

Item 3.

     Not Applicable.

Item 4.   Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned
               10,621,835*

          (b)  Percent of class
               25.4%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote
                    10,621,835*

               (ii) Shared power to vote or to direct the vote
                    0

               (iii) Sole power to dispose or to direct the
                    disposition of
                    10,621,835*

               (iv) Shared power to dispose or to direct the
                    disposition of
                    0
_______________________
*Includes 8,000,000 shares owned by Mostafa Investments Limited Partnership, an investment partnership controlled by Asghar D. Mostafa, and 2,621,835 shares owned by Mostafa Venture Fund, LLC, an investment limited liability company controlled by Asghar D. Mostafa. Excludes 108,943 shares owned by Mr. Mostafa's brother, Iraj Mostafa, an employee of ASC.

      Instruction.   For computations regarding securities  which
represent a right to acquire an underlying security see  240.13d-
3(d)(1).

                                                Page 4 of 5 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Appplicable.

                                                Page 5 of 5 Pages
                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   2/5/01
                                            ____________________
                                                   (DATE)

                                            /s/ Asghar D. Mostafa
                                            ______________________
                                              (SIGNATURE)

                               Asghar D. Mostafa/ President & CEO
                               ___________________________________
                                              (NAME/TITLE)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)